Exhibit 10.1

3/13/2018

Steven Waszak

28712 Murrelet Dr

Laguna Nigel, CA 92677

Dear Steven,

On behalf of SMTC Corporation (“SMTC” or the “Company”), I am pleased to offer you the position of Chief Financial Officer, reporting to the Company’s President and Chief Executive Officer, and working from the Company’s offices in Fremont, California. For purposes of this letter, your first day of work at SMTC will be considered your “Employment Start Date.” Unless your Employment Start Date occurs on or before TBD, this letter agreement shall be without force or effect. All dollar amounts in this letter refer to U.S. funds.

Base Salary. Your starting annual base salary will be $22,917.00 per month ($275,000.00 annually), less applicable taxes, deductions and withholdings, paid in accordance with Company practice, and subject to annual review.

Short-Term Incentive Compensation. You will be eligible to participate in the Company’s short term incentive plan (“STIP”) with a target incentive of 33% of your annual base salary, pro-rated based on the period of time you are employed at SMTC during the relevant Company fiscal year, less applicable taxes, deductions, and withholdings. Target incentives do not constitute a promise of payment. To qualify for the STIP bonus, you must remain employed with the Company through the date that the STIP bonus is paid, except that if you are terminated without Cause (as defined herein) after the end of the fiscal year for which the STIP bonus is earned but prior to the date the STIP bonus is paid, you will still receive the STIP bonus earned. Your actual STIP payout will depend on SMTC financial performance and an assessment of your individual performance, and any STIP payout is subject to and governed by the terms and requirements of the STIP, as approved and amended by the Compensation Committee of the Board of Directors (the “Compensation Committee”) from time to time. The STIP bonus will be paid following Compensation Committee approval of the STIP bonus amount and within 10 days following release of the Company’s audited financial statements for the fiscal year for which the STIP bonus is earned.

SMTC Corporation

Corporate Headquarters 635 Hood Road, Markham, Ontario, Canada L3R 4N6
Telephone: 905.479.1810 Fax: 905.479.1877 Web Site: www.smtc.com

Toronto ● San Jose ● Mexico ● China

Option Grant. In connection with your appointment, you will receive a one-time grant of options covering 335,929 shares of Company common stock under the Company’s 2010 Incentive Plan. The options will be granted as soon as practicable following the commencement of your employment, will have an exercise price per share equal to the Company per share closing price on that date, and will vest as to 1/5 (20%) of the covered shares upon the Company’s average closing share price being above each of $2.50, $3.00, $4.00, $5.00 and $6.00 per share for a 90 day period, or upon a Change in Control Event (as defined below) resulting in the per share value of Company common stock being above those same thresholds (1/5 if above $2.50, an additional 1/5 if above $3.00, an additional 1/5 if above $4.00, an additional 1/5 if above $5.00, and 100% if above $6.00), subject, in all cases, to your continued employment. In the event of a Change in Control Event, the options shall immediately expire to the extent they remain unvested; provided, however, the Company’s board of directors may, in its sole discretion, accelerate vesting effective immediately prior to, but contingent on, a Change in Control Event. To ensure alignment with shareholders, the options may not be exercised, and no option shares may be sold, within 180 days of any portion of the options vesting, unless a Change in Control Event occurs. The options shall otherwise reflect the Company’s standard terms and conditions for employee option grants, including a ten-year term, and will vest with respect to whole shares only.

Company Policies. You recognize that your incentive compensation will be subject to any applicable Company policies, practices or procedures in effect from time to time including any policies respecting stock ownership, compensation recoupment or clawback and other similar policies.

Benefits. You will be eligible to participate in those benefits made available by SMTC to its executive officers from time to time, including the Company’s 401(k) plan. Please refer to the benefit plan documents for applicable terms and conditions. Of course, SMTC may change its benefits at any time.

SMTC will reimburse you for reasonable business expenses incurred in connection with your employment upon presentation of appropriate documentation in accordance with the Company’s expense reimbursement policies.

Paid Time Off. You will be eligible for four weeks of paid vacation annually during each Company fiscal year in accordance with any Company vacation policy in place from time to time. If notwithstanding Company policy, any applicable law requires that vacation pay be carried over to a subsequent fiscal year or paid out upon a termination of employment, vacation time will accrue up to a maximum of 160 hours in any fiscal year.

Proprietary Information. As an employee of SMTC, you will become knowledgeable about confidential and/or proprietary information related to the operations, products and services of SMTC and its subsidiaries. You agree to executive the Company’s standard form of Proprietary Information and Invention Assignment Agreement, as the same may be amended from time to time, (the “PIIAA”) a copy of which was provided with this letter and which is hereby incorporated herein by this reference.

Obligations. During your employment, you will devote your full business efforts and time to SMTC. This obligation, however, will not preclude you from engaging in civic, charitable or religious activities as long as the activities do not materially interfere or conflict with your responsibilities to or your ability to perform your duties of employment with SMTC.

Employment At-Will. Please understand that this letter does not constitute a contract of employment for any specific period of time, but will create an employment at-will relationship that may be terminated at any time by you or SMTC, with or without cause and with or without advance notice. The at-will nature of the employment relationship may not be modified or amended except by written agreement signed by SMTC and you.

Notwithstanding the foregoing, if your employment is terminated by SMTC other than for Cause (as defined below), then SMTC will offer you severance benefits described below. All severance benefits, including benefits payable in connection with a Change in Control Event (as defined below), are conditioned on you signing a full release of any and all claims against SMTC, its subsidiaries and affiliates in a release form acceptable to SMTC (within the period specified in it by the Company) after the termination of your employment and you not revoking that release pursuant to any revocation rights afforded by applicable law. Upon a termination of your employment, you hereby resign as of the date of that termination as an officer of SMTC and its subsidiaries and as a fiduciary of any of its or their benefit plans, and you agree to promptly execute and deliver upon such termination any document reasonably required by SMTC to evidence the foregoing.

Severance/Termination. In the event your employment is terminated by the Company other than for Cause (other than in connection with or within twelve (12) months following an event described in clause (i), (ii) or (iv) of the definition of a Covered Transaction contained in the Company’s 2010 Incentive Plan) (a “Change in Control Event”)), you will receive your accrued and unpaid base salary through the date of termination and will receive continued payment of your base salary in accordance with the Company’s regular payroll practice for a period of six months commencing on the first payroll period following the thirtieth day after termination of employment. In the event that you terminate your employment or your employment is terminated for Cause, you shall receive no salary or other benefits other than accrued and unpaid base salary through the date of termination and any other amount required under applicable law. In this letter, “Cause” means:

(a)     your refusal or material failure to perform your job duties and responsibilities (other than by reason of your serious physical or mental illness, injury, or medical condition);

(b)     your failure or refusal to comply in any material respect with material Company policies or lawful directives of the Chief Executive Officer or the Board of Directors;

(c)     your material breach of any contract or agreement between you and the Company (including, but not limited to, this letter agreement and any other agreement between you and the Company), or your material breach of any statutory duty, fiduciary duty or any other obligations that you owe to the Company;

(d)     our commission of an act of fraud, theft, embezzlement or other unlawful act against the Company or involving its property or assets;

(e)     your engaging in unprofessional, unethical or other intentional acts that materially discredit the Company or are materially detrimental to the reputation, character or standing of the Company; or

(f)     your indictment or conviction or plea of nolo contendre or guilty plea with respect to anyf elony or crime of moral turpitude.

Change in Control. In the event your employment is terminated by the Company other than for Cause or if you resign for Good Reason (as defined herein) in connection with or within twelve (12) months following a Change in Control Event, you will receive your accrued and unpaid base salary and, to the extent applicable, vacation through the date of termination and will receive continued payment of your base salary in accordance with the Company’s regular payroll practice for a period of twelve (12) months commencing on the first payroll period following the thirtieth day after termination of employment. In the event that you terminate your employment without Good Reason or your employment is terminated for Cause in connection with or within twelve (12) months following a Change in Control Event, you shall receive no salary or other benefits other than accrued and unpaid base salary and all other amounts required to be paid under applicable law.

In this letter, “Good Reason” means that you resign your employment after one of the following conditions has come into existence without your consent:

(a)    a reduction in your base salary by more than 5% that is not part of an overall equivalent compensation reduction affecting substantially all of the Company’s executive officers; or

(b)    A material diminution of your authority, duties or responsibilities,

provided that you give the Company notice of the existence of the condition within 30 days of its initial existence and give the Company (at least) 30 days to cure.

Code of Ethics and SMTC Policies. SMTC is committed to creating a positive work environment and conducting business ethically. As an employee of SMTC, you will be expected to abide by the Company’s policies and procedures including, but not limited to, all codes of ethics and SMTC’s Corporate Governance Guidelines.

Non-Disparagement. You agree during and after termination of your employment with the Company, not to knowingly disparage the Company, its subsidiaries or its officers, directors, employees or agents in any manner that could be harmful to it or them or its or their business, business reputation or personal reputation. The Company agrees during and after termination of your employment with the Company, not to knowingly disparage you in any manner that could be harmful to you or your business or personal reputation. This paragraph will not be violated by statements from either party that are truthful, complete and made in good faith in required response to legal process or governmental inquiry. You also agree that any breach of this non-disparagement provision by you shall be deemed a material breach of this letter agreement.

Entire Agreement. This letter and the referenced documents and agreements (including the PIIAA) constitute the entire agreement between you and SMTC with respect to the subject matter hereof and supersede any and all prior or contemporaneous oral or written representations, understandings, agreements or communications between you and SMTC concerning those subject matters.

Eligibility to Work in the United States. In order for SMTC to comply with U.S. law, by your Employment Start Date you must provide to SMTC appropriate documentation to verify your authorization to work in the United States. SMTC may not employ anyone who cannot provide documentation showing that they are legally authorized to work in the United States.

IRC 409A. This letter is intended to comply with the short-term deferral rule under Treasury Regulation Section 1.409A-1(b)(4) and be exempt from Section 409A of the Code, and shall be construed and interpreted in accordance with such intent, provided that, if any severance provided at any time hereunder involves non-qualified deferred compensation within the meaning of Section 409A of the Code, it is intended to comply with the applicable rules with regard thereto and shall be interpreted accordingly. A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Section 409A of the Code unless such termination is also a “separation from service” within the meaning of Section 409A of the Code and, for purposes of any such provision of this letter, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” If you are deemed on the date of termination to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then with regard to any payment that is considered non-qualified deferred compensation under Section 409A of the Code payable on account of a “separation from service,” such payment or benefit shall be made or provided at the date which is the earlier of (A) the date that is immediately following the expiration of the six (6)-month period measured from the date of your “separation from service”, and (B) the date of your death (the “Delay Period”). Upon the expiration of the Delay Period, all payments and benefits delayed pursuant to this paragraph (whether they would have otherwise been payable in a single sum or in installments in the absence of such delay) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter shall be paid or provided in accordance with the normal payment dates specified for them herein. For purposes of Section 409A of the Code, your right to receive any installment payments pursuant to this letter shall be treated as a right to receive a series of separate and distinct payments. In no event may you, directly or indirectly, designate the calendar year of any payment to be made under this letter that is considered non-qualified deferred compensation. In the event the time period for considering any release and it becoming effective as a condition of receiving severance shall overlap two calendar years, no amount of such severance shall be paid in the earlier calendar year.

Background Check. You represent that all information provided to SMTC or its agents with regard to your background is true and correct.

Governing Law; Jurisdiction and Venue. All matters relating to or arising out of this letter or the employment relationship of the parties will be governed by and construed and interpreted under the laws of California, without regard to conflict of law principles. Any action, suit, litigation or proceeding commenced, brought, arising out of or relating to this letter or the employment relationship shall be brought in the state courts of the State of California in Santa Clara County and each party irrevocably submits to the exclusive jurisdiction of such courts in any such action, suit, litigation or proceeding, waives any objection to venue or convenience of forum it has or may have, agrees that all such matters shall be heard and determined only in such courts and agrees not to bring any such action, suit, litigation or proceeding in any other courts. Each party acknowledges and agrees that this paragraph constitutes a voluntary and bargained-for agreement between the parties. Each party acknowledges that any matter arising under this letter is likely to involve complex and difficult issues and therefore each party irrevocably and unconditionally waives any right to a trial by jury.

[remainder of page intentionally left blank]

We look forward to you joining SMTC. Please indicate your acceptance of this offer by signing where indicated below and returning an executed copy of this offer to me at your earliest convenience.

Sincerely,

/s/ Clarke H. Bailey

Clarke Bailey
Chairman

I accept this offer of employment with SMTC Corporation and agree to the terms and conditions outlined in this letter.

Signature	Date

/s/ Steven Waszak	March 13, 2018

March 13, 2018
Planned Employment Start Date